Registration Number. 333-114867
Rule 424(b)(3)
Supplement Dated February 23, 2005
to Prospectus Dated July 23, 2004

REGEN BIOLOGICS, INC.

     This prospectus supplement (the “Supplement”) is part of, and should be read in conjunction with, the prospectus dated July 23, 2004 (as previously supplemented by the supplement dated November 12, 2004, together the “Prospectus”) relating to the registration of certain shares of common stock of ReGen Biologics, Inc. (the “Company”) held by the selling stockholders described in the Prospectus.

     You should read this Supplement in conjunction with the Prospectus. This Supplement updates certain information in the Prospectus, and, accordingly, to the extent inconsistent, the information in this Supplement supercedes the information contained in the Prospectus.

•	The Company expects to complete the two-year clinical follow-up exam of patients who were enrolled in the CMI Multicenter Pivotal Clinical Trial in the second quarter of 2005.

•	The Company expects to complete the submission of the PMA to the FDA in the second half of 2005.

•	FDA approval, if received, is not expected, until, at the earliest, late 2006.

•	The Company expects that cash reserves as of December 31, 2004 will allow the Company to operate for at least 12 months from the date of this Supplement without additional capital.

•	The Company anticipates that additional equity capital will be required to support ongoing operations beyond the next 12 months, to develop a distribution mechanism in Europe, to further develop the Company’s tissue growth technology for other orthopedic applications and to satisfy expenses associated with the preparation for and, if approved, launch of the CMI in the U.S.

•	The Company and Zimmer, Inc. (“Zimmer”), the successor-in-interest to Allo Pro AG, are parties to a Distributorship Agreement between the Company and Allo Pro AG dated as of February 16, 1996, as amended (the “Distributorship Agreement”). Pursuant to the Distributorship Agreement, Zimmer was the exclusive distributor of the Collagen Meniscus Implant, or the CMI, outside the U.S. as long as certain minimum sales were realized. In 2004 the Company elected to exercise its rights under the Distributorship Agreement to amend the Distributorship Agreement to make the distribution rights to the CMI under the Distributorship Agreement non-exclusive because Zimmer failed to satisfy certain minimum sales obligations. Pursuant to the terms of the Distributorship Agreement, this election took effect as of April 17, 2004.

•	On February 15, 2005 the Company received notice from Zimmer of Zimmer’s intent to terminate the Distributorship Agreement, effective August 11, 2005. The Distributorship Agreement permits termination by Zimmer at any time upon six months’ prior written notice to the Company. Zimmer did not provide any reason for the termination. The Company plans to market and distribute the CMI in Europe through a wholly owned subsidiary currently being established in Switzerland. Sales and distribution of the CMI are expected to be effected through independent local market distributors and a limited number of employees to be hired by the Company or its subsidiary.

•	By letter dated February 15, 2005, Richard Fritschi, the President of Centerpulse Orthopedics Ltd, a unit of Zimmer, resigned his position as a director of the Company. Mr. Fritschi’s resignation was not related to any disagreement with the Company.